Via facsimile and U.S. Mail
Mail Stop 6010

November 1, 2007

Mr. Richard Munro
Chief Executive Officer
Naturade, Inc.
2099 S. College Blvd., Suite 210
Anaheim, CA 92806

> **Re: Naturade, Inc.**
> **Item 4.01 Form 8-K**
> **Filed October 31, 2007**
> **File No. 033-07106-A**

Dear Mr. Munro:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

1. Please revise your disclosure to clearly indicate whether your former auditor's report on your financial statements for either of the past two years contained an adverse opinion, a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification. Please see Item 304(a)(1)(ii) of Regulation S-K.

2. Please revise your disclosure in the third paragraph of your filing to state whether, during your two most recent fiscal years and the subsequent interim period from January 1, 2007 through October 25, 2007, the date your auditor resigned, you had any disagreements with your former auditor on any matter of accounting principle or practice, financial statement disclosure, or auditing scope or procedure. Please see Item 304(a)(1)(iv) of Regulation S-K.

3. Please file as Exhibit 16 the letter from your former auditor, indicating whether or not they agree with your revised disclosures in your amended Form 8-K as required by Item 304(a)(3) of Regulation S-K.

    As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions, please call me at (202) 551-3638.

        Sincerely,

        Mark K. Brunhofer
        Senior Staff Accountant